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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CHINA DISTANCE EDUCATION HOLDINGS LIMITED
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
16944W104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16944W104

1	NAMES OF REPORTING PERSONS Zhengdong Zhu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0 [1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,609,306 [2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 [1]

WITH:	8	SHARED DISPOSITIVE POWER

68,609,306 [2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,609,306 [1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

48.4%†

12	TYPE OF REPORTING PERSON

IN
† Calculated using the number of outstanding ordinary shares 141,897,737 as of September 30, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on November 18, 2008.
1 Zhengdong Zhu may have obligation to acquire, from Easerich Group Limited (“Easerich”), 314,619 ordinary shares pursuant to the put option arrangement as stipulated in the Share Purchase Agreement dated April 8, 2008 by and among Zhengdong Zhu, Easerich and other shareholders of the Issuer (the “SPA”). Technically, Zhengdong Zhu may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich.
2 Includes (i) 10,613,306 ordinary shares held by Champion Shine Trading Limited; and (ii) 57,996,000 ordinary shares held by Champion International Holdings Limited. Zhengdong Zhu disclaims beneficial ownership of such 57,996,000 ordinary shares except to the extent of his pecuniary interest. As described further in Item 4(a) of this Statement, Zhengdong Zhu may be deemed to share the voting and dispositive power over 10,613,306 ordinary shares and 57,996,000 ordinary shares held by Champion Shine Trading Limited and Champion International Holdings Limited, respectively.

CUSIP No.	16944W104

1	NAMES OF REPORTING PERSONS Baohong Yin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,609,306 [3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		68,609,306 [3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	68,609,306 [3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	48.4%†

12	TYPE OF REPORTING PERSON

	IN
† Calculated using the number of outstanding ordinary shares 141,897,737 as of September 30, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on November 18, 2008.
3 As described further in Item 4(a) of this Statement below, Baohong Yin and Zhengdong Zhu are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over such 68,609,306 ordinary shares held by Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of 57,996,000 ordinary shares held by Champion International Holdings Limited, except to the extent of her pecuniary interest.

CUSIP No.	16944W104

1	NAMES OF REPORTING PERSONS Champion Shine Trading Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,613,306 [4]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		10,613,306 [4]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,613,306 [4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.5%†

12	TYPE OF REPORTING PERSON

	CO
† Calculated using the number of outstanding ordinary shares 141,897,737 as of September 30, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on November 18, 2008.
4 Includes 10,613,306 ordinary shares held by Champion Shine Trading Limited. As described further in Item 4(a) of this Statement below, Champion Shine Trading Limited, as a wholly-owned subsidiary of Zhengdong Zhu, may be deemed to share the voting and dispositive power over such 10,613,306 ordinary shares of the Issuer.

CUSIP No.	16944W104

1	NAMES OF REPORTING PERSONS Champion International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,996,000 [5]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		57,996,000 [5]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,996,000 [5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.9%†

12	TYPE OF REPORTING PERSON

	CO
† Calculated using the number of outstanding ordinary shares 141,897,737 as of September 30, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on November 18, 2008.
5 Includes 57,996,000 ordinary shares held by Champion International Holdings Limited. As described further in Item 4(a) of this Statement below, Champion International Holdings Limited, with Zhengdong Zhu being its controlling shareholder, may be deemed to share the voting and dispositive power over such 57,996,000 ordinary shares of the Issuer.

Item 1(a). Name of Issuer:
China Distance Education Holdings Limited
Item 1(b). Address of Issuer’s Principal Executive Offices:
18th Floor, Xueyuan International Tower
1 Zhichun Road,
Haidian District
Beijing 100083, China
Item 2(a). Name of Person Filing:
This Statement is being filed jointly by: (i) Zhengdong Zhu, a citizen of the People’s Republic of China; (ii) Baohong Yin, a citizen of the People’s Republic of China; (iii) Champion Shine Trading Limited, a British Virgin Islands company; and (iv) Champion International Holdings Limited, a Hong Kong limited liability company.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of Principal Business Office of Zhengdong Zhu and Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.
The address of Principal Business Office of Champion Shine Trading Limited and Champion International Holdings Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
Item 2(c). Citizenship:
Please refer to part (a) of this Item 2.
Item 2(d). Title of Class of Securities:
Ordinary Shares
Item 2(e). CUSIP Number:
16944W104

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13(d)-2(b) or (c), Check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii) (G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a) Amount beneficially owned:

(i)	Champion Shine Trading Limited[6]	10,613,306
(ii)	Champion International Holdings Limited[7]	57,996,000
(iii)	Zhengdong Zhu[8]	68,609,306
(iv)	Baohong Yin[9]	68,609,306
Parts (b) and (c) of this Item 4: Please refer to Item 5 through 9 on each cover page to this Statement.

[6]	Champion Shine Trading Limited holds 10,613,306 ordinary shares of the Issuer.

[7]	Champion International Holdings Limited holds 57,996,000 ordinary shares of the Issuer.

[8]
(i) Zhengdong Zhu is the sole shareholder of Champion Shine Trading Limited and therefore may be deemed to share the power to vote and dispose or direct the disposition of such 10,613,306 ordinary shares held by Champion Shine Trading Limited.

(ii) Champion International Holdings Limited is a Hong Kong limited liability company, with Zhengdong Zhu holding 60% of its equity interest, Baohong Yin holding 20% of its equity interest and other third parties holding the remaining 20% of its equity interest. Therefore, Zhengdong Zhu may be deemed to share the power to vote and dispose or direct the disposition of 57,996,000 ordinary shares held by Champion International Holdings Limited.

(iii) Zhengdong Zhu may have obligation to acquire, from Easerich, 314,619 ordinary shares pursuant to the put option arrangement as stipulated in the SPA. Technically, Zhengdong Zhu may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich.

[9]	Baohong Yin is Zhengdong Zhu’s wife and may be deemed to share the power to vote and dispose or direct the disposition of such 68,923,925 ordinary shares held by Zhengdong Zhu.

Item 5. Ownership of five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Please refer to part (a) of Item 4.
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 6, 2009

Zhengdong Zhu
By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu

Baohong Yin
By:	/s/ Baohong Yin
	Name:	Baohong Yin

Champion Shine Trading Limited
By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Sole Director

Champion International Holdings Limited
By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Director

Joint Filing Agreement
The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.
IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of February 6, 2009.

Zhengdong Zhu
By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu

Baohong Yin
By:	/s/ Baohong Yin
	Name:	Baohong Yin

Champion Shine Trading Limited
By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Sole Director

Champion International Holdings Limited
By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Director